Report of Independent Registered Public Accounting Firm

The Board of Trustees of
The Dreyfus/Laurel Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940,
that Dreyfus Premier Core Value Fund and Dreyfus Premier
Limited Term High Yield Fund, each a series of The
Dreyfus/Laurel Funds Trust (the "Trust"), (collectively
the "Funds"), complied with the requirements of subsections
 (b) and (c) of Rule 17f-2 under the Investment Company Act
 of 1940 (the Act) as of March 31, 2008. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination. Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United
States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2008 and with respect to agreement of security purchases and sales, for the period from December 31, 2007 (the date of our last examination)
through March 31, 2008:
1. 	Examination of Mellon Bank N.A.'s (the "Custodian")
security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged
or placed in escrow with brokers;
3. 	Inspection of documentation of other securities held
in safekeeping by Custodian but not included in 1) and 2)
above;
4.	Reconciliation between the Funds' accounting records
and the custodian's records as of March 31, 2008 and verified reconciling items;
5.	Confirmation of pending purchases for the Funds as of
 March 31, 2008 with brokers, and where responses were not received, an inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sales activity for the Funds as
of March 31, 2008 to documentation of corresponding subsequent cash receipts;
7.	Agreement of Trust's trade tickets for two purchases
and two sales or maturities for the period December 31, 2007
(the date of our last examination) through March 31, 2008, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;
8.	We reviewed Mellon Global Securities Services Report
on Controls Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period January 1, 2007 through December 31, 2007 and noted no negative findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that all
control policies and procedures detailed in Section IV Control
 Objectives, Controls, and Tests of Operating Effectiveness of the SAS 70 Reports, have remained in operation and functioned adequately from January 1, 2008 through March 31, 2008. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2008, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/S/  KPMG LLP

New York, New York

June 27, 2008



June 27, 2008


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Premier International Bond Fund, Dreyfus
 Premier Global Equity Income Fund and Dreyfus Premier 130/30 Growth Fund, each a series of The Dreyfus/Laurel Funds Trust, (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management
 is also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2008 and from October 31, 2007 through
March 31, 2008.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2008 and from October 31, 2007 through March 31, 2008 with respect to securities reflected in the investment account of the Funds.

The Dreyfus/Laurel Funds Trust


Robert Salviolo
Assistant Treasurer